Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on the Proposed Authorization by General Meeting to the Company and Controlled Subsidiary on the Provision of Guarantee to Wholly-owned Subsidiaries”, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

9 May 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2019-035

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED ON THE PROPOSED

AUTHORIZATION BY GENERAL MEETING TO THE

COMPANY AND CONTROLLED SUBSIDIARY ON THE PROVISION OF

GUARANTEES TO WHOLLY-OWNED SUBSIDIARIES

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•	Information on the authorization on provision of guarantees:

Guaranteed party	Guaranteed amount	Is there any counter- guarantee	Guarantor
Southern Airlines No. 11 Lease (Guangzhou) Company Limited (final names subject to business registration)	The maximum amount of US$370.5 million, equivalent to approximately RMB2.501 billion (calculated based on exchange rate of US$1 against RMB6.75, same for the below)	No	China Southern Airlines Company Limited (hereinafter referred to as the “Company”)

19 companies, including “Xiamen Airlines No. 1 Lease Company Limited” to “Xiamen Airlines No. 19 Lease Company Limited” (final names subject to business registration)	The maximum amount of US$250 million, equivalent to approximately RMB1.688 billion.	No	Xiamen Airlines Company Limited, a controlled subsidiary of the Company (hereinafter referred to as “Xiamen Airlines”)

•

As of the date of this announcement, the balance of external guarantees for Special Purpose Vehicle (hereinafter referred to as “SPV”) provided by the Company and controlled subsidiary, Chongqing Airlines Company Limited (hereinafter referred to as “Chongqing Airlines”), were approximately US$3.36 billion (equivalent to approximately RMB22.68 billion) and US$376 million (equivalent to approximately RMB2.538 billion) (unaudited), respectively;

•

In accordance with the relevant requirements of the Articles of Association of the Company, this authorization on the provision of guarantees shall be submitted to the general meeting of the Company for approval.

I. OVERVIEW OF THIS GUARANTEES

Pursuant to the requirements of Articles of Association, on 9 May 2019, the Company’s eighth session of the Board held an interim meeting by way of correspondence, and considered and approved the Company and its controlled subsidiary, Xiamen Airlines, to provide a total guarantee not exceeding US$620.5 million (equivalent to approximately RMB4.189 billion) to 20 newly established SPV from 1 July 2019 to 30 June 2020, of which the total guarantee to be provided by the Company for 1 SPV will not exceed US$370.5 million and the total guarantee to be provided by Xiamen Airlines for 19 SPVs will not exceed US$250 million. The Board has agreed the Company and Xiamen Airlines to allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term within their respective maximum guarantee amounts, and submitted the above guarantees to the upcoming general meeting of the Company and authorized the General Manager of the Company’s Finance Department or his authorized person and the legal representative of Xiamen Airlines or its authorized person to respectively enter into corresponding documents as to guarantee upon the approval from the general meeting.

The number of Directors supposed to be present at the interim meeting was 7, of which 7 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law, Securities Law and the Articles of Association of the Company.

II. BASIC INFORMATION OF THE GUARANTEED PARTIES

The main information of the 20 SPVs to which the guarantee are given is as follows:

1. The 20 SPVs are respectively China Southern Airlines No.11 Lease (Guangzhou) Company Limited, “Xiamen Airlines No. 1 Lease Company Limited” to “Xiamen Airlines No. 19 Lease Company Limited” (final names subject to business registration);

2. Registered address: Dongjiang Free Trade Port Zone of Tianjin, Guangzhou Nansha Free Trade Zone and Fujian Free Trade Zone etc (final address subject to business registration);

3. Registered capital: from RMB0.1 million to RMB0.2 million, depending on the quantity and model of the operating aircraft of each SPV;

4. The main business scope of the SPV established by the Company: aircraft and engine leasing business; cargo and technology import and export business; receipt of lease deposit from lessees, receive and transfer lease receivable, realizing residual value of and disposal of the leased goods (the business scope shall be subject to the review of the commercial and industrial departments and the approved business scope shall prevail);

The main business scope of SPV established by Xiamen Airlines: aircraft leasing business; cargo and technology import and export business (the business scope shall be subject to the review of the commercial and industrial departments and the approved business scope shall prevail).

5. Material contingencies affecting the guaranteed parties’ solvency: None;

6. The Company and Xiamen Airlines hold respectively 100% equity of the above mentioned 20 SPVs;

7. As of the date of this announcement, the above mentioned 20 SPVs have not been established.

III. MAIN CONTENTS OF AUTHORIZATION ON THE PROVISION OF GUARANTEES

Name of Guaranteed party	Guarantee Limit	Type of Guarantee	Guarantee Method	Period of Guarantee	Major Content of Guarantee Agreement
Southern Airlines No. 11 Lease (Guangzhou) Company Limited	The maximum amount of US$370.5 million (equivalent to approximately RMB2.501 billion)	Credit Guarantee	Joint Liability Guarantee	The period of guarantee is the same as aircraft leasing period with a maximum of 12 years. If a lease extension occurs, the period of guarantee shall be extended accordingly.	The Company provides guarantees in respect of debts owned by SPV to overseas lessor (such as rent payable) and liabilities under the lease agreement. If SPV fail to settle debts or liabilities under the lease agreement in whole or part, the Company shall fulfill the obligation of guarantee as agreed, and undertake an obligation in respect of rent and other payables to overseas lessor and liabilities under the lease agreement.
19 companies, including “Xiamen Airlines No. 1 Lease Company Limited” to “Xiamen Airlines No. 19 Lease Company Limited”	The maximum amount of US$250 million (equivalent to approximately RMB1.688 billion).

The Company and Xiamen Airlines may allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term within their respective maximum guarantee amounts.

IV. OPINIONS OF THE BOARD

The Board of the Company considers that the provision of guarantee for 20 new SPV by the Company and its controlled subsidiary, Xiamen Airlines, is beneficial for the Company to obtain policy support in free trade zone through sub-leasing structural business and lower aircraft leasing cost and in the interests of the Company and all shareholders as a whole. As wholly-owned subsidiaries of the Company and Xiamen Airlines, the significant decisions and daily operation of the above 20 SPV are fully controlled by the Company and Xiamen Airlines, significant risk can be identified in advance and prevented effectively.

Independent Directors of the Company issued independent opinions on the above matters as follows: 1. agreed that the Company and Xiamen Airlines provide a total guarantee not exceeding US$620.5 million to 20 new SPVs from 1 July 2019 to 30 June 2020. The guarantees above are beneficial for the Company and Xiamen Airlines to transform overseas aircraft leasing structure to domestic aircraft leasing structure and hence reducing aircraft leasing cost and are in the interests of the Company and all shareholders; 2. the guaranteed parties are the SPV, which are wholly-owned subsidiaries of the Company and Xiamen Airlines, significant risk can be identified in advance and prevented effectively by the Company and will not damage the interest of the Company and all shareholders; 3. the decision-making procedures of the Board in respect of the abovementioned guarantees are in compliance with the requirements of the listing rules of the listing place and the Articles of Association of the Company, and are legitimate and effective.

V. STATUS OF THE ACCUMULATED EXTERNAL GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB306.3899 million, representing approximately 0.47% of the Company’s audited net assets for the latest period and the amount in respect of the joint-liability guarantees is approximately RMB20.6685 million. The balance of guarantees provided by the Company and controlled subsidiaries to 26 special purpose vehicles in operation was US$3.736 billion, and no overdue guarantees up to date. The balance of external guarantee provided by Xiamen Airlines for its controlled subsidiaries was RMB3.6 billion.

The total external guarantee amount provided by the Company and controlled subsidiaries for their controlled subsidiaries was approximately RMB28.818 billion, representing approximately 44.33% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

Board of Directors of

China Southern Airlines Company Limited

9 May 2019